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                                                              Exhibit 99.a(5)(i)

Press Release

Contact:
Calvin Reed, President & CEO                                       Jerry Mo, CFO
Fremont, CA: Tel: (510) 449-0136                 Hong Kong: Tel: (852) 3193 6200

  Peak International Limited Announces "Dutch Auction" Tender Offer for up to
                             1,800,000 Peak TrENDS

   Fremont, CA and Hong Kong, April 13, 2001--Peak International Limited (NASDAQ: PEAK) today announced that it has commenced a modified Dutch Auction tender offer to purchase for cash up to 1,800,000 Trust Enhanced Dividend Securities (TrENDS) of Peak TrENDS Trust (AMEX: PTT), which represents approximately 34% of the Peak TrENDS outstanding, subject to the terms and conditions set forth in the Offer to Purchase dated April 13, 2001 and the related Letter of Transmittal. The terms of the tender offer include a purchase price for each tendered TrENDS of not more than $6.50 nor less than $5.50 net to the seller in cash, without interest thereon. The tender offer commenced on Friday, April 13, 2001 and will expire at 11:59 p.m. on Thursday, May 10, 2001. All TrENDS purchased by the Company will, upon conversion into shares of Peak common stock, be canceled. Tucker Anthony Sutro Capital Markets will act as the dealer-manager to Peak International Limited in this transaction.

   In a modified Dutch Auction, the Company sets a price range, and the stockholders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer period, the Company will select the price for the TrENDS that will allow it to buy 1,800,000 TrENDS. Holders of the TrENDS that tendered at the selected price or lower prices will receive the selected price for their tendered TrENDS. If more than 1,800,000 TrENDS are tendered at or below the selected price pursuant to the Offer to Purchase and Letter of Transmittal, Peak will accept TrENDS on a pro rata basis. The tender offer is not conditioned on any minimum number of TrENDS being tendered. Owners of record of TrENDS on May 1, 2001 who elect to tender their TrENDS will, nevertheless, receive the last quarterly distribution directly from the Trust.

   By the terms of the TrENDS, on or about May 15, 2001, each of the TrENDS will be automatically exchanged for common stock of Peak subject to a cash settlement option in the discretion of Luckygold 18A Limited. In connection with Peak's tender offer, Luckygold 18A Limited has delivered to Peak an irrevocable undertaking to waive its rights to exercise the cash settlement feature of the TrENDS. Consequently, any TrENDS that Peak purchases pursuant to the tender offer will entitle it to receive common stock of Peak on the exchange date.

   On April 12, 2001, the last trading day prior to the announcement of the Offer, the price for each of the TrENDS on the American Stock Exchange was $6.60. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to owners of record of the Peak TrENDS Trust and will also be made available to beneficial owners of the TrENDS.

   This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase and the Letter of Transmittal.

About Peak International Limited (NASDAQ: PEAK)

   Peak International Limited is a value added leading supplier of precision-engineered transport products for storage, transportation and automated handling of semiconductor devices and other electronic components. Peak employs approximately 2,200 people worldwide, directly and through its Shenzhen, China operating partner.
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Peak operates warehouses throughout the world and offers JIT services to leading semiconductor manufacturers and assemblers. Peak is a leading recycler of used plastic matrix trays operating worldwide under its SemiCycle trade name.

About Peak TrENDS Trust (AMEX: PTT)

   Peak TrENDS Trust is a Delaware trust, which was established to purchase and hold a portfolio of stripped U.S. Treasury securities maturing on a quarterly basis through May 15, 2001. On such date, each of the TrENDS will be automatically exchanged for between 0.8696 shares and 1 share of the common stock of Peak, par value $0.01 per share. No dilution of PEAK shares will result from the conversion of the TrENDS on May 15, 2001. Each of the TrENDS is entitled to a distribution of approximately $0.35 on May 15, 2001 to holders of record on May 1, 2001. If the average closing price of PEAK shares from April 17 through May 14, 2001 is $15.75 per share or less, then each of the TrENDS will be exchanged for one share of PEAK on May 15, 2001. All rights to exercise the cash settlement feature of the TrENDS Trust have been waived.

   This press release contains forward-looking statements that are subject to certain risks and uncertainties, including among others, the ability of the company to attract and retain employees, intellectual property rights of third parties, the ability to patent its technology and to expand its manufacturing capacity and sales force, difficulties related to working in the PRC, market demand for the company's products, issues related to costs of manufacturing and raw materials, and other matters that could cause actual results to differ materially from the projections made herein. Furthermore, the price of Peak Common Stock may be adversely affected by an increase in the number of shares of common stock offered for sale in anticipation of or as a result of the conversion of the TrENDS. The words "believes", "expects", "anticipates", "intends", "plans", "estimates" and similar expressions identify such forward looking statements.

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